                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2000

                      SPARKLING SPRING WATER GROUP LIMITED
                      ------------------------------------

                19 FIELDING AVENUE, DARTMOUTH, N.S. CANADA B3B1C9
                -------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


       Form 20-F       X                           Form 40-F
                    -------                                    --------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


                Yes                                         No     X
                    -------                                    --------

On August 4, 2000, Sparkling Spring Water Holdings Limited (parent company of Sparkling Spring Water Group Limited) issued a press release announcing completion of placement of US$ 10 million in common equity.

On August 15, 2000, Sparkling Spring Water Group Limited announced record first half revenue and EBITDA.

Exhibit I -  Sparkling Spring Water Holdings Limited press release dated August
             4, 2000 announcing completion of placement of US$ 10 million in common equity.

Exhibit II - Sparkling Spring Water Group Limited press release dated August 15,
             2000 announcing record first half revenue and EBITDA.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     Sparkling Spring Water Group Limited

                                       By:
                                           -------------------------------------
                                       Name: David M. Arnold
                                       Title: Vice President Finance, Treasurer

Date:    August 17, 2000

                                                                       EXHIBIT I


PRESS RELEASE (For Immediate Release)                             August 4, 2000


                SPARKLING SPRING WATER HOLDINGS LIMITED COMPLETES
                  PLACEMENT OF US$ 10 MILLION IN COMMON EQUITY

DARTMOUTH, NOVA SCOTIA -- Sparkling Spring Water Holdings Limited ("Holdings"), parent of Sparkling Spring Water Group Limited ("Group" or the "Company"), announced that it had completed the placement of US$ 10 million of Common Equity with Egeria B.V. of Amsterdam, Netherlands and appointed Mr. Jan Niessen, managing director of Egeria to its Board of Directors. Egeria B.V. has become Holdings' third largest shareholder with an ownership interest of approximately 12%.

"We are delighted to welcome Egeria to the Holdings shareholder group and are pleased with the confidence shown in our business by this significant investment" said G. John Krediet, Chairman of Holdings. Mr. Krediet added "Holdings presently intends to use these funds to support further acquisitions in the Home and Office Water Business either directly or through newly created subsidiaries. Holdings plans to not only add companies in North America and the United Kingdom but also is planning expansion to the European continent. Group's access to financing under existing bank lines will be utilized to support continued expansion as well."

Peter Boersma, Managing Director of Egeria, stated "We are very excited about the Home and Office water business and are delighted to be able to invest in a market leader like Sparkling Springs. We were attracted by their excellent and high caliber management team, acquisition expertise and the strong cash flow generated by the business. We believe Sparkling Springs is ideally positioned for growth in continental Europe, a market which is about to take off, as well as further expansion of its North American operations."

Egeria B.V., headquartered in Amsterdam, Netherlands, is a European privately held investment fund with over US$250 million under management.

Sparkling Spring Water Group Limited is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. Dillon Schickli
c/o C.F. Capital Corporation
970-926-4826      970-926-4827 Fax

                                                                      EXHIBIT II


PRESS RELEASE (For Immediate Release)                            August 15, 2000

                          SPARKLING SPRING WATER GROUP
                                ANNOUNCES RECORD
                          FIRST HALF REVENUE AND EBITDA
                          (ALL CURRENCY AMOUNTS IN US$)

DARTMOUTH, NOVA SCOTIA -- Sparkling Spring Water Group Limited announced record first half revenues of $33.1 million up 8.6% from the first half of 1999. EBITDA before acquisition charges was $9.4 million up 11.6% from the 1999 period. The Company recorded a net loss of approximately $1.2 million in the first half of 2000 down $0.4 million from the 1999 loss of $1.6 million before extraordinary gains in the 1999 first half.

The Company's improved operating results in 2000 were driven by an increase in its home and office water business that achieved a 9.1% increase in water revenues from the 1999 period on a unit volume increase of 10.1%. The EBITDA margin in the first half of 2000 increased to 28.3% from 27.6% in the 1999 first half as the Company's gross margin increased by 1.1%. EBITDA gains from acquisitions of approximately $0.2 million offset reductions due to exchange rate differentials of approximately $0.1 million.

"I am pleased with the first half results, especially our improvement in organic growth as net rental additions in the second quarter of nearly 4,400 were more than double the 1999 level of 1,600." said Stewart E. Allen, President. Mr. Allen added, "Our EBITDA also showed solid improvement despite a lower exchange rate for the Pound Sterling and significant increases in fuel costs and higher sales expenses due to increased customer additions."

Interest expense for the first half of 2000 decreased by $0.4 million to $4.7 million from $5.1 million in the 1999 period. Excluding the impact of changes in the value of the Company's currency swap and non-cash amortization of financing expenses, interest expense declined by $0.3 million. This decline was the result of a lower average interest rate on higher debt levels versus the year ago period. Total debt, net of cash, increased by $7.5 million in the first half to approximately $114.2 million at June 30. Acquisitions accounted for $4.0 million of this increase and the balance was used to fund capital expenditures and working capital. Capital expenditures for the first half were $4.1 million down from $5.9 million in the 1999 period.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Cool Spring", "Rocky Mountain" and "Sparta" in Alberta Canada, "Canadian Springs" in British Columbia Canada, and in the United States "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. Dillon Schickli
P. O. Box 1415
Edwards, CO. 81632
Tel: 970-926-4826    Fax:  970-926-4827